UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

ASIA PACIFIC RESOURCES LTD.

712C 12th Street, New Westminster, B.C. V3M 4J6

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F     Form 40 F

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-565 (20-F Registration Commission File Number: 0-26636)

DOCUMENTS FILED:	Press release May 29, 2003
DESCRIPTION:	Company update – Asia Pacific Submits Mining Lease Application

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC RESOURCES LTD.

(Registrant)

Date	May 29, 2003	By	/s/ Doris Meyer

(Signature)

Doris Meyer, Assistant Corporate Secretary,

News Release

Asia Pacific Submits Mining Lease Application

(Toronto Canada, May 29, 2003) Asia Pacific Resources Ltd. today announced that it had submitted the Application for four Mining Leases for the mining area covering the potash deposits in Udon Thani, in North East Thailand in compliance with the terms of the Concession Agreement between the Company and the Thai government.

The four Leases cover the Udon South deposit as described in the existing Environmental Impact Assessment. The EIA, conducted in accordance with Thai environmental law and guidelines, was approved by the Thai government in January 2001.

The Udon South resource is world class and is estimated at 302 million tonnes at an average grade of 23.5% K2O. The deposit contains a high value core averaging 7.2m in thickness.

“We are pleased that ten years of work has now culminated in a Project that is fully drilled out, tested and designed,” said John Bovard, President and CEO of Asia Pacific Resources. “Expert technical data have confirmed the Project’s economic viability using a staged development, starting with one million tonnes of potash per annum and subsequently scaling up to two million tonnes per annum based on several factors including the development of the market.

“Following the submission of this Application, there is a structured process under Thai law that leads to the review and approval of the application,” continued Mr. Bovard. “This process will allow us to demonstrate that the Udon mine will provide substantial benefits to the economy of Thailand in general and to local communities in particular. The project will create long term jobs, generate royalties and taxes, and enhance infrastructure. It will allow the Government of Thailand to improve the country’s balance of trade and to underscore its interest in attracting investment from abroad for the benefit of Thai citizens.”

Asia Pacific Resources holds a 90% beneficial interest in Asia Pacific Potash Corporation (APPC), the company holding the Concession covering the Udon South potash deposit. The remaining 10% interest in APPC is held by the government of Thailand. Asia Pacific Resources shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges under the symbol APQ and on the OTCBB under the Symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources’ current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

For further information contact:
Forbes West
The Sherbourne Group
416-203-2200 / 1-888-655-5532
forbes@sherbournegroup.ca